1143680
1-15258
Total pages: 5

3-1-02

02024811

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

Kookmin Bank

(Translation of registrant's name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-)

Stock Option Grant

On March 22, 2002, the Board of Directors has approved and ratified to grant options to the directors and employees of Kookmin Bank to buy the registered common stock of Kookmin Bank as follows.

Pursuant to the Article 13 of the Articles of Incorporation, this resolution is subject to the approval and ratification by the shareholders at the nearest forthcoming General Shareholders' Meeting.

1. Purpose of the grant

The purpose of the grant is to motivate the grantee to achieve the business targets by conditioning performance clauses in connection with the number of options.

2. List of grantees and the number of options

Name	Position	The number of granted shares
Choulju Lee	Auditor & Executive Director	30,000 common shares
Soonchul Lee	Auditor & Executive Director	30,000 common shares
Henry Cornell	Non-Executive Director	10,000 common shares
Kyunghee Yoon	Non-Executive Director	3,000 common shares
Keunshik Oh	Non-Executive Director	10,000 common shares
Moonsoul Chung	Non-Executive Director	3,000 common shares
Sunjin Kim	Non-Executive Director	3,000 common shares
Dongsoo Chung	Non-Executive Director	10,000 common shares
Sunjae Cho	Non-Executive Director	10,000 common shares
Woonyoul Choi	Non-Executive Director	3,000 common shares
Jihong Kim	Non-Executive Director	10,000 common shares
Timothy Hartman	Non-Executive Director	10,000 common shares
Jongkyoo Yoon	Executive Vice President	30,000 common shares
Bonghwan Cho	Executive Vice President	30,000 common shares
Jaein Suh	Executive Vice President	30,000 common shares
Buhmsoo Choi	Executive Vice President	30,000 common shares
Bockwoan Kim	Executive Vice President	30,000 common shares

Name	Position	The number of granted shares
Ki taek Hong	Executive Vice President	30,000 common shares
Sunghyun Chung	Executive Vice President	30,000 common shares
Kisup Shin	Executive Vice President	30,000 common shares
Seongkyu Lee	Executive Vice President	30,000 common shares
Byungsang Kim	Executive Vice President	30,000 common shares
Jongyoung Yoon and ten other employees	Head of Regional Headquarters	15,000 common shares per each person
Jongyoung Kim and four other employees	Head of Regional Headquarters	5,000 common shares per each person
Total	38 persons	622,000 common shares

3. Calculation for the number of stock options for Executive Vice Presidents and Head of Regional Headquarters

Calculation for the number of stock options to Executive Vice Presidents and Head of Regional Headquarters is based on the score they achieve from the key performance indicators of the relevant divisions, business units and the regional headquarters they belong to.

In case the grantee resigns or moves his position prior to three years as of the grant date, stock option calculation shall be based on the scores earned as of the end of the quarter right before the date of resignation or movement.

Evaluation Method

Average score	Calculation
Less than 60 points	Cancel of the granted stock options
From 60 to 80 points	■ Exercise the number of stock options, calculated by multiplying the number of stock options granted by average scores. ■ Number of exercisable options = Number of options granted× average score / 100
Over 80 points	Exercise the entire number of stock options

4. Exercise Method

Kookmin Bank may choose to grant shares by means of: 1) issuing new shares; 2) granting treasury shares; or 3) granting cash or treasury shares for the difference between the exercise price and the market price.

5. Exercise Price

5.1 For Executive Vice Presidents and the Heads of Regional Headquarters: 57,100 Won

5.2 For Auditor & Executive Directors and Non-Executive Directors

Calculation formula

Exercise price = 57,100 Won x (1 + the increase rate of KOSPI banking industry Index x 0.4)

The increase rate of KOSPI banking industry Index = (KOSPI banking industry Index as of the starting date of exercise period[1] – KOSPI banking industry Index as of the grant date) / KOSPI banking industry Index as of the grant date.

If the increase rate of KOSPI banking industry index is less than zero, it shall be regarded as zero for the calculation.

6. Exercise Period

The exercise period is from March 23, 2005 to March 22, 2010.

7. Adjustment of the exercise price and the number of options

In the event of any right offering, stock dividend, transfer of reserves to capital, stock split, reverse split, or merger, which require adjustments of the price or the numbers of stock after the option grant date, the board of directors shall adjust the number of options and the exercise price to reflect the changes.

---

1) When the grantee retires prior to the three years as of grant date, KOSPI banking industry index shall be calculated as of the date of the retirement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: March 23, 2002

By: [signature]
(Signature)

Name: Jong-Kyoo Yoon
Title: Executive Vice President & Chief Financial Officer